Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
US Airways Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-81784) on Form S-8 of
US Airways Group, Inc. of our report dated July 9, 2003, relating to the statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Supplemental Retirement Plan of Piedmont Aviation, Inc. ("the Plan").

Our report dated July 9, 2003 contains a paragraph which states that US Airways Group, Inc. and its subsidiaries including US Airways, Inc., the Plan's Sponsor, emerged from bankruptcy protection on March 31, 2003.

McLean, VA
July 14, 2003